Exhibit(a)(14)

[THE FOLLOWING WILL BE DELIVERED VIA EMAIL]

Re: Supplemental Information Concerning the Option Exchange Program

Team,

As you know, our employee stock option exchange program is well underway, and by all accounts it is being very well received by the Team.

By now you should have received from me an e-mail containing a full packet of materials for your consideration, which we hope you’ll take the time to read carefully in considering whether to participate in the program. You may have even attended one of the heavily subscribed information sessions we’ve sponsored at which we’ve discussed these materials and provided a live forum during which you have had the opportunity to ask any questions you may have.

But we’re not resting on our efforts to date. As part of our continuing efforts to push out to the Team current materials which we hope will be helpful to you in making your decision whether and how to participate in the program, we’ve attached a summary of webMethods’ financial information as otherwise incorporated by reference into the related Offer to Exchange. Please consider this summary financial information (which supplements the Offer to Exchange) in making your decision.

On May 1, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $24.40 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options. In addition, the Company issued a press release on April 25, 2001 announcing its final fiscal fourth quarter results ended March 31, 2001. A copy of this press release can be viewed on the Company's Investor Relations web site at www.webMethods.com or obtained from Investor Relations.

Finally, I’d like to highlight that we’ve posted on Livelink in the Option Exchange tab under the Human Resources folder [links participants to a website which contains the Option Exchange materials] answers to several of the frequently asked questions which we’ve heard from the Team at these information sessions and through individual e-mails.

Please take a moment to carefully read all of the information provided in the summary attached as well the prior attachments, as we’d like to remind the Team that the company’s Offer to Exchange is due to expire at 5:00 p.m., Eastern Daylight time, on Friday, May 11, 2001.

As before, any questions that you have after reading these materials should be directed to optionexchange@webmethods.com

Jeff Kramer
Vice President, Human Resources